SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
Fed I.D. Number 52-1784534

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

RECEIVED
2006 AUG 29 A 8:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34719

August 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

06016378

SUPPL

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Releases (2)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

PROCESSED
AUG 31 2006
THOMSON FINANCIAL

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

dlw 8/29

File No. 82-34719

SECURITAS

Press Release from Securitas AB

August 10, 2006

Thomas Berglund to resign as Securitas' CEO

Thomas Berglund will resign as CEO of Securitas at the AGM in April 2007 or when a new CEO is in place.

"The project of breaking up Securitas into separate focused security companies is now close to completion. A new exciting journey starts for the different parts of Securitas and it's a logical time to resign as CEO and give room for a new generation of management to lead Securitas in the future", says Thomas Berglund, President and CEO of Securitas.

Thomas Berglund has been with Securitas for 22 years, whereof the last 14 years as President and CEO and a Board member of Securitas AB. Thomas will become the Chairman of the Board for Securitas Direct AB and Chairman of the Board for Loomis Cash Handling AB.

"The Board of Directors has agreed with Thomas Berglund to resign as CEO and has initiated the appointment of a new CEO to replace Thomas", says Melker Schörling, Chairman of the Board of Securitas AB.

"During the last twenty years, security has become a recognized and important industry. Under Thomas management Securitas has become a focused security company in both Europe and the USA with sales growing from 7 to 66 billion SEK. With the initiative to divide the Group into specialized companies there will be a new era of expansion, consolidation and restructuring in the security industry where Securitas and the new companies have good opportunities to develop further", concludes Melker Schörling.

The press release is also available on: www.securitasgroup.com

Information:
Melker Schörling, Chairman of the Board, Securitas AB + 46 (0)8 614 39 30

File No. 82-34719

SECURITAS

Press Release from Securitas AB

August 10, 2006

Securitas appoints Håkan Ericson as new CEO for Loomis Cash Handling Services AB

The possible divestment of Loomis Cash Handling Services AB has been discontinued and the listing process will continue. Securitas has decided to appoint Håkan Ericson, 43, currently Executive Vice President, Airline Support Businesses, SAS Group, as Divisional President for Loomis Cash Handling Services.

The present Divisional President, Clas Thelin, has decided to leave his position and Securitas as he is not prepared to move to Europe, which is a requirement for a CEO of a Swedish listed company.

The listing of Loomis Cash Handling Services AB will take place during 2007 according to a separate timetable to be announced. In preparing for the listing of Loomis Cash Handling Services AB a separate Board of Directors will be put in place. The Board members will be Thomas Berglund, chairman, Håkan Ericson, Jan Svensson, Managing Director Latour AB, Ulrik Svensson, Managing Director Melker Schörling AB and Håkan Winberg.

Håkan Ericson will join Loomis Cash Handling Services AB in mid September, 2006.

The press release is also available on: www.securitasgroup.com

Information:

Thomas Berglund, President and CEO: via Helen Karlsson +44 (0)7775 532 170
Håkan Winberg, Executive Vice President and CFO: via Helen Karlsson +44 (0)7775 532 170
Henrik Brehmer, Senior Vice President Investor Relations: +44 (0)7884 117 192

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
Fed I.D. Number 52-1784534

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

RECEIVED
2006 AUG 29 A 8:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34719

August 4, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

File No. 82-34719

SECURITAS

Press Release from Securitas AB

August 4, 2006

Securitas to retain and expand GM contract

Securitas USA has today signed an agreement to provide security solutions to General Motors in North America and Europe. Total value of the agreement is approximately MUSD 800 over a five year period effective as of January 1, 2007. The agreement is an expansion of services to General Motors to also include Europe, compared to the previous contract.

"As we expand our current North American relationship to include Europe, our respective organizations are clearly demonstrating a common commitment to developing our global partnership to the mutual benefit of both organizations" says Santiago Galaz, President of Securitas North American operations"

Main services and solutions include physical guarding, and technology/systems support services in approximately 150 locations in 21 countries throughout North America, Europe and Argentina. Securitas will manage strategic partnerships at an additional 12 locations in 7 countries.

"The Securitas Global Automotive Service Division has focused over the past several years on developing a closer relationship between operating units in the US and Europe. We have established an international management infrastructure which allows us to respond on a global basis to customer needs both in countries where we have a physical presence and those where we do not. This infrastructure enables us to drive common processes to improve service delivery and cost efficiency to our clients" says Tim Frank, Head of Global Automotive Service Division.

The press release is also available on: www.securitasgroup.com

Information:

Thomas Berglund, President and CEO	+44 (0) 20 8432 6551
Håkan Winberg, Executive Vice President and CFO	+44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations	+44 (0) 20 8432 6523
Santiago Galaz, President of North American operations	+1 (973) 397 2565

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70